
02037078

NO ACT
P.E 2-19-02
1-00303



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2002

Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Co.
Law Department
1014 Vine Street
Cincinnati, Ohio 45202-1100



Act 1934
Section
Rule 14a-8
Public Availability 4/12/2002

Re: The Kroger Co.
Incoming letter dated February 19, 2002

Dear Mr. Gack:

This is in response to your letters dated February 19, 2002 and April 5, 2002 concerning the shareholder proposal submitted to Kroger by Walden/BBT Domestic Social Index Fund, Jessie Smith Noyes Foundation, Foundation for Deep Ecology, Sisters of St. Dominic, The Educational Foundation of America and Sisters of Mercy Regional Community of Detroit. We also have received letters on the proponents' behalf dated March 22, 2002 and March 29, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Steven Heim
Walden Asset Management
40 Court Street
Boston, MA 02108

Victor De Luca
Jessie Smith Noyes Foundation
6 East 39th Street, 12th Floor
New York, NY 10016

CRGH

Debra B. Ryker
Foundation for Deep Ecology
Building 1062, Ft. Cronkite
Sausalito, CA 94965

Patricia A. Daly
Sisters of St. Dominic
52 Old Swartswood Station Road
Newton, NY 07860-5103

Daine M. Allison
The Educational Foundation of America
35 Church Lane
Westport, CT 06880-3504

Gordon Judd
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336



LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 19, 2002
VIA AIRBORNE EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: **Genetically Modified Products:** The Kroger Co. — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No Action Ruling

Ladies and Gentlemen:

The Kroger Co., an Ohio corporation ("Kroger") files this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Kroger's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Kroger's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). Walden/BBT Domestic Social Index Fund, along with five co-proponents (collectively, the "Proponent") submitted the Proposal. Kroger asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Kroger excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal as revised by the Proponent is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed. Kroger intends to mail to shareholders, on or about May 10, 2002, its 2002 Proxy Materials. The 2002 Annual Meeting currently is scheduled to be held on June 27, 2002. Kroger intends to file definitive copies of its 2002 Proxy Materials with the Commission at the same time the 2002 Proxy Materials are first mailed to shareholders.



## The Proposal

On December 6, 2001, Kroger received a letter from the Proponent requesting that the Proposal be included in Kroger's 2002 Proxy Materials. The co-proponents also sent copies of the Proposal within several days of the primary Proponent. After Kroger objected to each statement contained in the Proposal, the Proponent revised slightly four of its assertions, in a letter dated January 25, 2002. The Proposal seeks Kroger's adoption of a policy to "identify and label (where feasible) all food products manufactured or sold by the company under the company's brand names or private labels that may contain [genetically engineered] GE ingredients." This Proposal is substantively identical to a proposal submitted to Wal-Mart Stores, Inc., except that the Proposal indicates that it applies only to identification and labeling of food products sold by Kroger under its corporate or private labels, and the Proposal does not require a report to shareholders. The request for no-action by Wal-Mart, the largest food retailer in the United States according to *Supermarket News*, was granted. *Wal-Mart Stores, Inc.* (April 2, 2001).

## Grounds for Exclusion

Kroger intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that (a) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act; (b) Kroger lacks the power to implement the Proposal; and (c) the Proposal relates to Kroger's ordinary business operations.

### The Proposal is Vague and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (July 30, 1992).

The Staff permitted a similar proposal to be excluded by Wal-Mart, the largest food retailer in the United States according to *Supermarket News*, on the grounds that it was vague and indefinite. *Wal-Mart Stores, Inc.* (April 2, 2001).

The Proposal is vague and misleading in at least the following respects:

1. **The Proposal is unclear as to which products it is intended to apply.** The Proposal is significantly vague and flawed because it does not define or describe what constitutes "genetically engineered (GE) crops, organisms, or products thereof." United States Food and Drug Administration Commissioner Jane E. Henney, M.D., explained that "all crops have been genetically modified through traditional plant breeding for more than a hundred years." Larry Thompson, *Are Bioengineered Foods Safe?,* FDA CONSUMER MAGAZINE 2 (Jan.-Feb. 2000). In view of Commissioner Henney's comments, it is clear that the Proposal can apply to any and every crop and thus, to any product contain a product from any crop.

Consider the following example: The cross-pollination of two varieties of produce can result in a new variety of produce with a new genetic combination that, while similar to the genetic combinations of the first two varieties, is not identical to either. The new variety resulting from the cross-pollination could be more disease-resistant, less attractive to insects, of a different taste, more likely to bear large fruit or more likely to bear fruit in a greater quantity. However, the possibility also exists that the new variety may prove to cause an allergic reaction in a person who is not allergic to other varieties of the same plant. This new variety exists because of genetic alteration of an existing plant variety. We can rightly say that this new variety has been "genetically engineered," whether the cross-pollination occurs through the efforts of a commercial farmer, a gardener or a bee. The broad sweep of the term "genetically engineered" contained in the Proposal's language leaves unclear whether the Proponent would have Kroger identify and label this new product if it is marketed under a Kroger corporate brand or private label. This type of example applies to innumerable food products on sale in all stores, including, no doubt, in the unnamed stores whose actions are favorably cited by the Proponent.

If the Proposal were presented in the 2002 Proxy Materials, its expansiveness would not be fully appreciated by Kroger's shareholders and would mislead the shareholders.

2. **The Proposal is misleading in its characterization of companies that have adopted policies against genetically engineered foods.** The Proposal cites several food retailers in Europe and the United States as having adopted policies against genetically engineered foods but does not provide the necessary context in order for these examples to be properly understood.

As to the United States retailers cited in the Proposal, the Proposal omits to state information needed to make it clear to the shareholders of Kroger who these retailers are and how they may (or do not) compete with Kroger. To compare Kroger's actions to "some U.S. retailers" that remain unnamed, without putting their actions in context would be misleading to the shareholders as to a material fact.

The Proponent's citation of the actions of unnamed European retailers as indicative of voluntary avoidance of genetically engineered foods by enlightened businesses omits to state that the governments of Europe have imposed much stricter regulations on genetically engineered foods than has the United States government. The types of regulations currently in place in Europe do not currently exist in the United States, and the Proposal's implication that the government of the United States agrees with the European position on this issue is patently false. In not putting its examples in context, the Proposal is misleading, and would mislead Kroger's shareholders if it were to appear in the 2002 Proxy Materials.

**3. The Proposal is misleading because it cites the actions that (may not even have occurred) of other companies—not Kroger—and mischaracterizes the nature of those actions.** The Proposal cites recalls by unnamed food companies, that "may" have cost "hundreds of millions of dollars," because of use of genetically engineered corn not yet approved for human consumption. The Proposal implies that the genetically engineered corn presented a health risk or that Kroger has or is likely to sell genetically engineered products that have not received FDA approval. Any such recalls by manufacturers of food products were initiated because the FDA had not yet approved the genetically engineered corn used in the production of the products, not because the corn had been proven to present health risks. Furthermore, there has been no showing, in the Proposal or otherwise, that Kroger has been or currently is engaged in similar activity. In citing to the actions of companies not affiliated with Kroger and mischaracterizing the nature of those actions, the Proposal would mislead Kroger's shareholders if it were to appear in the 2002 Proxy Materials.

**4. The Proposal is misleading as it implies that the Biosafety Protocol is a significant document to which the United States is a signatory and which imposes certain labeling obligations on U.S. companies.** The Proposal cites the approval of the Biosafety Protocol by a number of countries, stating that the Biosafety Protocol requires the labeling of genetically engineered organisms. The statement appears to imply that Kroger is somehow affected by the protocol. However, the Proponent omits to state that the United States is not a signatory to the Biosafety Protocol or even to its parent convention, the 1992 Convention on Biological Diversity. By citing an international document to which the United States is not a signatory and which the United States government appears to have determined should not affect the business operations of U.S. retailers, the Proposal would mislead Kroger's shareholders if it were to appear in the 2002 Proxy Materials.

**5. The Proposal is misleading as it implies that, as a matter of fact, genetically-engineered products present health risks.** The Proposal's reference to studies, polls, and regulations outside of the United States regarding genetically-engineered products are intended to mislead and frighten shareholders into voting for the Proposal when, in fact, the Proposal contains no facts supporting its assertions that such products pose health risks to consumers. For example, the Proposal references "Bt" crops and toxins without explaining what they are. The Proposal implies that these toxins are harmful to humans, which is not the case. In fact, most, if not all, studies conclude that *Bacillus thuringiensis (Bt)* is not hazardous to humans or other non-target species. The Proposal completely ignores the fact that United States federal agencies have not said these products are unsafe. The FDA has had a process in place for reviewing genetically-modified foods since 1992, and has not said that these products are unsafe.

The United States Food and Drug Administration ("the FDA"), the primary federal agency overseeing the safety of food and drugs in the United States, has had a process in place for reviewing genetically-modified foods since 1992. As the FDA noted in a press release it made on January 17, 2001, "[c]urrently, developers of food and feed developed through biotechnology participate in a voluntary consultation program with the FDA. To date, all such food and feed marketed in the U.S. have gone through the consultation programs before they have entered the market. The full text of this release may be found at www.fda.gov/bbs/topics/NEWS/2001/NEW00747.html. The United States Department of Agriculture ("USDA") has been reviewing the safety of bioengineered plants since 1987 and the Environmental Protection Agency (the "EPA") has been doing the same with respect to pesticidal plants since approximately 1993, and neither agency has declared these products to be unsafe.

Despite these facts, the Proponent strongly implies that, as a factual matter, genetically engineered products present health risks. While some people may have concerns with genetically engineered products in general, the actions of these government agencies suggest that these products are safe. The implication that these products are unsafe would be misleading to Kroger's shareholders were it to appear in the 2002 Proxy Materials in that there are differences of opinion concerning these issues.

**6. The Proposal is vague and misleading as it does not indicate what type of labeling and identification of products Kroger must undertake.** The Proposal proposes that Kroger "identify and label (where feasible) all food products manufactured or sold by the company under the company's brand names or private labels that may contain GE ingredients." Any analysis of the resolution in the Proposal must focus on the fact that the Proposal will require both "identifying and labeling" products sold by Kroger that may contain genetically engineered products.

The Proposal fails to suggest the nature and extent of the warning language for such a label. The Proposal does not set forth what language would be appropriate or, for that matter, acceptable to the Proponent. The Proposal calls for the labeling of products that "may" contain genetically engineered ingredients. Does that mean that a label should say "May be made of or contain genetically engineered ingredients"? Instead, should it say, "Made of genetically engineered ingredients"? Should a health warning be placed on the label? If so, what should it say? Further complicating this vagueness is the fact that the FDA, having found no particular safety concerns arising out of the genetic engineering of food, has determined, in its Statement of Policy contained at 57 Fed. Reg. 22984, 22991 (May 29, 1992), that special labeling revealing genetic modification is not appropriate.

In a draft guidance entitled "Guidance for Industry – Voluntary Labeling Indicating Whether Foods Have or Have Not Been Developed Using Bioengineering" issued by the FDA in January 2001 (the "Draft Guidance"), the FDA recounted its reconsideration of labeling that included a written comment process and three public hearings. In the Draft Guidance, the FDA stated that it was "reaffirming its decision to not require special labeling of all bioengineered foods." The FDA uses the Draft Guidance to provide manufacturers of bioengineered foods with guidance as to appropriate labels voluntarily placed on those foods. This guidance is useful to manufacturers in complying with the Federal Food, Drug and Cosmetic Act (the "FFDCA") relating to misleading labeling.

Kroger believes it currently complies with all state and federal government food regulations for ingredients and labeling, and will continue to do so. However, if the Proposal is adopted, it would raise questions about Kroger's ability to comply with the FFDCA's provisions regarding mislabeling. Specifically, how Kroger could comply with both the Proposal and Section 403 of the FFDCA at the same time is unclear.

Of even greater vagueness and uncertainty is what the Proponent intends when it writes that Kroger must identify products that may contain genetically engineered ingredients. The Proposal does not state whether there must be signs in the stores that identify each of the products sold by Kroger that may contain the ingredients in question, whether its advertising must identify those products as containing those ingredients, whether Kroger.com must include on its website some type of identification of the products of this kind it is selling. Is a list of these products posted at some place in the store accessible to all customers sufficient to comply with this requirement for identification or must the identification occur at the spot on each store's shelves where the product is found?

For these reasons, this part of the Proposal is so vague and uncertain that it would mislead Kroger's shareholders reviewing the Proposal were the Proposal included in the 2002 Proxy Materials.

7. **The Proposal is unclear regarding the "feasibility" exclusion.** Proponent adds to the confusion by requiring the implementation of the policy to identify and label "where feasible" food products that may contain genetically engineered ingredients. The Proposal is unclear, however, whether the feasibility exclusion applies to identification, to labeling, or both. For example, Kroger submits that it is not feasible to identify products that "may" contain genetically engineered ingredients. Further, it may not be feasible to label certain products, even if it could in some way be established that they do contain genetically engineered ingredients, because the products are not conducive to being labeled.

**8. The Proposal does not even hint at the incalculable costs that its implementation would cause Kroger to incur, or the competitive disadvantage that Kroger would face.** The Proposal is extremely misleading in that it omits to state the effect of the Proposal on the Company. Kroger's stores sell thousands of products under Kroger's brand names or private labels. The Proposal would have Kroger labeling and identifying any products that "may contain" genetically engineered crops, organisms or products thereof. This action could include the labeling of, and identification with respect to, thousands of products offered for sale by Kroger. The task of labeling and identifying the items would be a massive undertaking, requiring a significant number of new staff members, new machinery and the printing of labels and identification materials that would come at a currently incalculable cost to Kroger.

The Proposal, by providing no detail as to how it would be implemented, does not draw sufficient attention to the economic impact of the Proposal or to the fact that the Proposal, in effect, asks Kroger to regulate its business in a manner and to an extent that the FDA has not – by prohibiting the sale of genetically engineered crops, organisms or products containing the products thereof. If the Proposal were to be included in the 2002 Proxy Materials, the omissions with respect to cost and the effect of compliance would mislead Kroger's shareholders as to material matters.

Further, the Proposal fails to advise shareholders of the serious competitive disadvantage Kroger would face with the adoption of the Proposal. Since Kroger would be unable to determine whether or not its brand and private label products contain genetically engineered ingredients, it would be obligated to label all products, even those that do not contain any genetically engineered ingredients, as "possibly containing" those ingredients. **Kroger's competitors, not bound by such a proposal, would be able to sell competing products, *even those known to contain genetically modified ingredients*, without any such labeling.** As a result, consumers concerned about genetically engineered ingredients would choose the competitor's non-labeled (but genetically engineered) products over Kroger's labeled (but not genetically engineered) products. Such an absurd, but likely, result, is additional evidence of the Proposal's vague and misleading character.

As discussed above, the Proposal is exceedingly vague and misleading, implying that the Proposal is something different from what it is. The Proposal uses use scare tactics and omits to state many material facts necessary not to make the Proposal misleading. The Proposal would mislead Kroger's shareholders were it to be included in the 2002 Proxy Materials. Consequently, Kroger has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(3).

**Kroger Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))**

The vagueness and impracticability of the Proposal would make it impossible for Kroger to implement the Proposal if it were adopted. As discussed above, (i) the Proposal, by its terms, may apply to innumerable products, (ii) the Proposal does not limit the parameters of what constitutes "'genetically engineered' crops, organisms, or products thereof" and (iii) all crops have undergone and continue to undergo genetic modification through traditional and non-traditional breeding practices. As a result, the Proposal could apply to virtually any crop, plant or any animal product that can be grown, or any product containing a product thereof. The Proposal could apply to such an extensive list of products that Kroger would be required to identify and label a substantial portion of its merchandise. If the Proposal were adopted, the Proposal's vagueness would make Kroger unable to implement it.

Even if this Proposal could be implemented to a significant degree, that implementation could significantly affect the financial performance of a company that now employs over 300,000 associates.

Finally, substantial obstacles exist to the implementation of the Proposal to label products that "may contain" genetically engineered ingredients. First, as discussed above, the Proposal provides no example or description of or guidance as to what the label should state, and the cost of labeling every product that "may contain" genetically engineered ingredients would be exorbitant. Additionally, if Kroger were to attempt to label its products as required by the Proposal, applicable state law of some states would require that the label not be untrue, deceptive or misleading. For example, §§ 17200 and 17500 of the California Business & Professions Code regulate against "unfair, deceptive, untrue or misleading advertising." Because (i) the parameters of "genetically engineered" are undefined, (ii) Kroger's quality assurance program does not have the ability to detect genetic modifications of all of the ingredients of the many products it purchases from suppliers and (iii) the FDA has not issued specific labeling guidelines for genetically engineered products, Kroger would be unable to ensure accurate identification of genetically engineered products and full compliance with these types of statutes. Although Kroger might be able, through extraordinary efforts, to obtain assurances from manufacturers that their products were not genetically engineered or did not contain products of genetically engineered crops or organisms, Kroger does not have the facilities to determine the continuing veracity of those assurances and could not thus implement the Proposal. Therefore, Kroger would be unnecessarily subjecting itself to a real and substantial threat of liability.

For the reasons discussed above, as the Proposal is too vague for implementation to be possible, Kroger has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(6).

**Ordinary Business Operations (Rule 14a-8(i)(7))**

Under Rule 14a-8(i)(7) under the Exchange Act, a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal seeks to dictate the kinds of products that Kroger may sell in its stores, and thus implicates both of the above-described policy considerations. Kroger is one of the largest grocery retailers in the United States. It sells tens of thousands of different products to a huge and heterogeneous customer base. Decisions concerning the selection of products to be sold in Kroger stores, and how those products will be marketed, are inherently based on complex considerations that are outside the knowledge and expertise of shareholders. The ability to make those decisions is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately delegated to Kroger's shareholders. The record of no-action letters issued by the Staff bears this out.

Until the 2000 proxy season, companies were regularly receiving the Staff's assurance that no action would be taken if proposals similar to the Proposal, but that were less intrusive into the companies' ordinary business than the Proposal, were omitted from proxy materials. The Staff consistently allowed their exclusion from proxy statements. For example, the Staff found that proposals dealing with food irradiation could be excluded because they dealt with "the choice of products and supplies used in the preparation of its products." *Borden, Inc.* (November 30, 1989). *The Kroger Co.* (March 23, 1992). The Staff also allowed McDonald's Corp. to exclude a proposal that McDonald's use only vegetable oil due to health concerns because the selection of "food preparation methods" was a matter relating to ordinary business operations. *McDonald's Corp.* (March 24, 1992). Again the Staff relied on the ordinary business exclusion when it allowed H.J. Heinz to exclude a proposal that the company stop using food coloring despite the assertion in a report by the American Academy of Pediatrics that the food coloring was suspected of causing a large number of serious adverse reactions in children. *H.J. Heinz* (June 2, 1999).

Food irradiation, the choice of cooking oil, and food coloring all have been held by the Staff to be ordinary business. In making those holdings, the Staff implicitly recognized that the regulation of food and food preparation is a function assigned to the FDA and that those companies, like Kroger, merely provide access to products approved by the FDA to a broad spectrum of the American population. This situation is no different. The discretionary authority to select certain types of ingredients and products, including products that contain genetically engineered ingredients as surely as products that have been treated with irradiation, that comply with FDA regulations and state and federal legislation, should reside with Kroger's management rather than its shareholders as a group. The labeling of these products, consistent with FDA regulations, should reside with the manufacturer and the retailer.

Determining whether it is appropriate to offer a particular product to Kroger's customers, and how those products should be marketed (including labeling), involves many complex financial, technical, safety, scientific, inventory control and market considerations. The shareholders of a publicly-held company as a group are not qualified to make an informed judgment with respect to these considerations in the context of Kroger's business operations. Indeed, it is impossible to believe that the Ohio legislature, in passing the Ohio General Corporation Law, which governs Kroger, would consider the power to control how an Ohio corporation markets products that it sells to its customers to reside anywhere other than in the board of directors of that corporation.

Additionally, the Staff has been asked on numerous occasions in the past several years to consider proposals dealing with the sale of tobacco and other products. On each of these occasions, the Staff has drawn a distinction between the manufacture and the sale of products, consistently taking the position that proposals regarding the selection of products for sale, including tobacco products, relate to a company's ordinary business operations and may thus be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). See, for example, *Albertson's, Inc.* (March 18, 1999) ("relat[es] to Albertson's ordinary business operations (i.e., the sale of a particular product)"); *Walgreen Co.* (September 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved "the sale of a particular product"); *J.C. Penney Co.* (March 2, 1998) ("the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale of a particular product)"); *Kmart Corp.* (March 11, 1994) (proposal to review sale of firearms was excludable under the ordinary business exception); *CVS Corporation* (March 2, 1998); *Walgreen Co.* (September 29, 1997); *Rite Aid Corporation* (March 5, 1997); and *Wal-Mart Stores, Inc.* (March 3, 1997). A similar distinction can and should be drawn here because the Proposal involves primarily the marketing by Kroger of particular products, which relates to Kroger's ordinary business operations. Kroger management is concerned with the safety of the products it sells. That management is better equipped than the shareholders, who regularly meet but once a year, to deal with these complex matters is indisputable.

The Proposal clearly deals with issues and considerations that involve Kroger's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control, Kroger has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

**Conclusion**

Substantial grounds for exclusion of the Proposal from the 2002 Proxy Materials exist.

- The Proposal contains numerous misleading statements and omits to state material facts needed to understand the Proposal and its effects on Kroger if implemented.

- It is impossible for Kroger to implement the Proposal given the breadth of the Proposal and the vagueness and uncertainty of its provisions.

- The Proposal addresses matters that are squarely within the realm of the ordinary course of business and are properly the subject of oversight by Kroger's management.

- Last year the Staff granted a no-action request to Wal-Mart, the largest food retailer in the United States, regarding a similar shareholder proposal.

The implications of adoption of the Proposal for Kroger are astonishing in their breadth and their profoundly negative effects on Kroger and Kroger's shareholders. By using a form proposal that is not company specific, the Proponent fails to address issues that must be addressed to make the Proposal not misleading. The Proposal focuses on a perceived concern about safety of genetically engineered products that have not been shown by the weight of the evidence to have any material effect on any human, any animal or the environment. The Proposal makes material statements that are vague but that are with respect to matters that a reasonably prudent shareholder would want to have addressed clearly and with specificity when deciding how to vote on the Proposal. The Proposal omits to state facts that a reasonably prudent shareholder would want to have when deciding how to vote on the Proposal. As a result, the inclusion of the Proposal in the 2002 Proxy Materials would result in the inclusion of materially misleading information in the 2002 Proxy Materials and would be deleterious to Kroger's shareholders.

Kroger hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Kroger's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Kroger reserves the right to submit to the Staff additional bases upon which the Proposal properly may be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Kroger's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Bruce M. Gack
Vice President and Assistant General Counsel

Enc.

cc: Steven Heim
Walden Asset Management
40 Court Street
Boston, MA 02108

Victor De Luca
Jessie Smith Noyes Foundation
6 East 39th Street, 12th Floor
New York, NY 10016

Debra B. Ryker
Foundation for Deep Ecology
Building 1062, Ft. Cronkite
Sausalito, CA 94965

Patricia A. Daly
Sisters of St. Dominic
52 Old Swartswood Station Road
Newton, NY 07860-5103

Daine M. Allison
The Educational Foundation of America
35 Church Lane
Westport, CT 06880-3504

Gordon Judd
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336

# LABEL GENETICALLY ENGINEERED FOOD

RESOLVED: Shareholders request that (unless long-term safety testing demonstrates that genetically engineered (GE) crops, organisms, or products thereof are not harmful to humans, animals, and the environment) the Board of Directors adopt a policy to identify and label (where feasible) all food products manufactured or sold by the company under the company's brand names or private labels that may contain GE ingredients.

Supporting Statement

International markets for genetically engineered (GE) foods are threatened by extensive resistance:

- Many of Europe's larger food retailers have committed to removing GE ingredients from their store-brand products, as have some U.S. retailers;
- In the UK, three fast-food giants--McDonald's, Burger King, and KFC--are eliminating GE soy and corn ingredients from their menus;
- McCain Foods of Canada announced it would no longer accept genetically engineered Bt potatoes for their brand-name products (11/99);
- Gerber Products Co. announced in July 1999 that it would not allow GE corn or soybeans in any of their baby foods;
- Frito Lay, a division of PepsiCo, asked farmers that supply corn for Frito Lay chips to provide only non-genetically engineered corn;
- Since fall of 2000, hundreds of millions of dollars may have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs, and countries can decide whether to import those commodities based on a scientific risk assessment.

There is scientific concern that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- The National Academy of Sciences report, *Genetically Modified Pest-Protected Plants*, recommends development of improved methods for identifying potential allergens in genetically engineered pest-protected plants. The report found the potential for gaps in regulatory coverage (4/2000);
- GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health;
- Uncertainty about the ecological risks of genetically engineered crops persists. (*Science* 12/15/ 2000);

In the U.S., a long tradition of citizens' "right to know" is expressed in laws requiring nutritional labeling of foods:

- Focus groups conducted by the Food and Drug Administration in spring 2000 indicated strong public support for mandatory labeling;
- Over a dozen polls in the U.S. show that about 70-93% of people surveyed want GE food to be labeled as such;
- It is difficult for individuals to avoid GE-foods for religious or ethical reasons unless they are labeled;
- The European Union, Japan, New Zealand, South Korea and Australia have passed regulations that require labeling of GE foods.

PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 22, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Co.

Via fax

Dear Sir/Madam:

I have been asked by the Walden/BBT Domestic Social Index Fund, the Jessie Smith Noyes Foundation, the Foundation for Deep Ecology, The Educational Foundation of America, the Sisters of St. Dominic and the Sisters of Mercy Regional Community of Detroit (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Kroger Co. (hereinafter referred to as "Kroger" or the "Company"), and who have jointly submitted a shareholder proposal to Kroger, to respond to the letter dated February 19, 2002, sent to the Securities & Exchange Commission by the Company, in which Kroger contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(6), 14a-8(i)(7) and Rule 14a-8(i)(3),

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Kroger's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

------------------------

The Proponents' shareholder proposal requests the Company to so label its "private label" food products, or any other food product which it manufactures, if the product contains genetically engineered ingredients.

According to the Company's 10-K for 2000, Kroger sells more than 5,500 private label products and "Corporate brand products play an important role in the Company's merchandising strategy". (See page 2 of the 10-K.)

In addition to its retail outlets, Kroger is a major manufacturer of food products. According to page 2 of the 10-K, "the Company operated 42 manufacturing plants. These plants consisted of 15 dairies, 12 deli or bakery plants, five grocery product plants, five ice cream or beverage plants, three meat plants, and two cheese plants."

At Kroger's 2001 annual meeting, a similar proposal received more than 15% of the votes cast for (91,293,000) or against (506,219,000) the proposal.

---

Rule 14a-8(i)(3)

The Company has attempted to argue that the Proponents' shareholder proposal is "inherently vague and indefinite" and cites in support of its position the Staff's ruling last year in Wal-Mart Stores, Inc. (April 2, 2001). The only difficulty with Kroger's argument is that the proposal in Wal-Mart was a completely different proposal. In Wal-Mart, the proposal was not limited to products manufactured by or for Wal-Mart, as is the Proponents' shareholder proposal. The Wal-Mart proposal was applicable not only to all food products, but was so worded as to apply to all products sold by Wal-Mart, including non-food products. Nevertheless, in Wal-Mart, the proponent's argumentation for its proposal focused exclusively on food products. In that context, Wal-Mart's primary argument was stated by it as follows:

> The Proposal is misleading because it implies that it would only affect the sale of food products. If adopted by Wal-Mart's shareholders, the Proposal would require that Wal-Mart remove every product that is or contains "genetically engineered crops, organisms or products thereof from all products sold or manufactured by the company...." As a close reading of the Proposal will indicate, this Proposal relates not just to food products, but to all products that contain any genetically engineered crop or organism. If adopted, the Proposal would require Wal-Mart to discontinue sale of a substantial portion of its merchandise, not just the food products sold by Wal-Mart. Despite the fact that the Proposal relates to any product containing a product of a genetically engineered crop or organism, the Proponent starts the Proposal by making numerous assertions concerning genetically engineered food products.

In that context, it is not surprising that the Staff found the Wal-Mart proposal to be "vague and indefinite" since it was unclear whether the shareholders would be voting on a proposal applicable to all Wal-Mart products or just to food products sold by Wal-Mart.

No such ambiguity applies to the Proponents' shareholder proposal. It is clearly limited not only to food products, but to those food products manufactured by or for Kroger. The Proponents' shareholder proposal is explicit in what it covers and is in no way "inherently vague and indefinite". On the contrary, Kroger would easily be able to determine with certainty what actions it would need to take in order to implement the Proponents' proposal.

In addition, we have the following comments with respect to the eight specific objections raised by the Company. (It should be noted that most of this information was previously supplied to the Company in January in response to Kroger's January 10, 2002, request for such documentation.)

1.

The Company argues that the phrase "genetically engineered crops" is uncertain in meaning. Nothing can be further from the truth. The identical argument was made by Kroger itself two years ago and was quite properly rejected by the Staff. The Kroger Co. (April 12, 2000). A virtually identical argument was also rejected by the Staff in E.I. du Pont de Nemours and Company (March 2, 2000), in Kellogg Company (March 11, 2000) and in Safeway Inc. (March 23, 2000). In connection with the du Pont no-action request, the undersigned submitted the following, which is as equally applicable today as it was two years ago:

> The company is busy trying to manufacture uncertainty where none exists. The term "genetically engineered" has a well defined meaning which does not include the classic hybrids developed without gene splicing by Pioneer Hi-Bred 70 years ago. The FDA uses the terms "genetically engineered", "biotechnology" and "bioengineered" all without further definition on its web page. The FDA has authored a four page consumer article, to be found on its web page, entitled "Genetic Engineering: Fast Forwarding to Future Foods" which describes "genetic engineering" as "a process that allows plant breeders to modify the genetic makeup of a plant species". If the Staff so desires, we would be happy to include such a definition in the proposal. However, since the term "genetic engineering" is in common parlance and, especially in light of the enormous public discussion of the issue which has taken place during the past several months [now several years], we cannot believe that a reasonable shareholder would be uncertain as to what the term means.

We note further that Dr. Henney, quoted by the Company, referred to "genetically *modified*" crops, not "generically *engineered*" crops, the term used by the Proponents. This distinction is crucial, as was recognized by the U.S. Food and Drug Administration in its January, 2001, Guidance for Voluntary Labeling, cited by Kroger on page 6 of its letter, which stated:

> "Genetic modification" means the alteration of the genotype of a plant using any technique, new or traditional.

No rational reason appears which would cause the staff to reach a conclusion different from the one that it reached two years ago in The Kroger Co. (April 12, 2000).

2.

The following United States retailers have committed to removing genetically engineered ingredients from their store-brand products: Genuardi's Family Markets, Whole Foods Market Inc., Wild Oats Markets, Inc. and Trader Joe's.

European retailers include, in England, J. Stansbury, Marks & Spencer and Tesco; in France, Carrefour, Auchan and Systeme U; in Germany, Rewe, Edeka, Aldi and Tengelmann; in Switzerland, Migros; in Belgium, Delhaize; in Ireland, Superquinn; and in Italy, Effelunga. The actions taken by these major retailers were taken voluntarily and were not compelled by the EU or the national governments. Indeed, Migos operates in Switzerland, where it is that country's largest food chain, a nation that is not part of the EU. These retailers have acted in response to consumer concerns, not government decree.

We do not believe that it is necessary to enumerate, or otherwise describe, these stores in the proposal, but if the Staff were to disagree, we would be pleased to conform the proposal to the Staff's view.

3.

The following appears on page F-18 of the 20-F for the year ended December 31, 2000, of Gruma SA describing the results of contamination of flour for human consumption with Starlink, a genetically engineered corn, at its Plainview, Texas, plant:

> In September 2000, the Company learned that some products made with yellow corn flour manufactured by the Company were found to contain traces of Starlink DNA, indicating that the products may have contained Starlink. Starlink is a genetically modified organism approved by U.S. government agencies for animal feed, but not for human consumption. Shortly thereafter, the Company voluntarily recalled all of their yellow corn products and ceased manufacturing products made with yellow corn. During the voluntary product recall, the Company incurred significant costs primarily related to raw material and finished goods inventories on hand that will not be sold for human consumption, return of yellow corn products sold to customers for credit or replacement with white corn

products, unusable packaging material, laboratory testing fees and other legal and consulting fees. The Company also has outstanding commitments to purchase yellow corn amounting to U.S.$13,154 (Ps.126,278) [figures are in thousands] at December 31, 2000. . . .

As a result of possible Starlink contamination, a number of lawsuits against the Company and other defendants have been filed in which the plaintiffs allege some damage from buying yellow corn products that are suspected to have contained Starlink. These plaintiffs are seeking to have their claims certified as class actions.

*The Grocer*, an industry publication, in its issue of November 11, 2001, stated that the cost of the Starlink recall has been estimated in the hundreds of millions of dollars. The article in that publication stated:

> Testing, recalling and replacing products containing the banned biotech corn StarLink could cost US food companies hundreds of millions of dollars.
>
> Almost 300 products are being recalled from supermarkets and foodservice outlets after it emerged the corn, which has only been approved for animal feed and industrial purposes, has found its way into taco shells, tortilla chips and tostados on sale at Wal-Mart, Safeway, Albertson's, *Kroger* and Food Lion. [Emphasis supplied.]

The opening paragraph in a story, which appeared in the January 9, 2001, edition of *The Toronto Star* reported:

> The StarLink controversy in the United States could cost the food industry billions of dollars and has thrown the future of genetically modified foods into doubt, a report by a food industry consultant says.

The consultant referred to is Don Westfall of Promer International, a consultant to the food industry whose website lists numerous clients, including, *inter alia*, Aventis, ConAgra, General Mills, Heinz, Kellogg, Monsanto, Nabisco and Quaker Oats.

The article also stated:

> France-based Aventis said it would spend $100 million (U.S.) buying back the corn from farmers and food companies.

The website of the Agroecology/Sustainable Agriculture Program at the University of Illinois (part of the College of Agricultural, Consumer and Environmental Sciences at the University states:

> In mid-January 2001 Aventis CropScience agreed to continue its compensation of growers for their StarLink corn and adjacent buffer-zone corn. It

also agreed to compensate growers whose corn was affected by drifting StarLink pollen. Additionally, growers may be reimbursed for "excess transportation or storage costs" beyond those of feeding affected grain on-farm. This agreement, which was reached by Aventis and attorneys general from 17 states, including Illinois, does not prevent farmers or other individuals from suing the company. However, it does give state officials the opportunity to intervene if Aventis fails to follow through with its promises. (See "What options are available to farmers who grew StarLink?" for more information.) Industry analysts estimate that this will cost Aventis CropScience from $100 million to $1 billion.

In light of the above references to costs to the flour miller (Gruma) and to the developer of the GE seed (Adventis), as well as to industry observers, it is clear that the Proponents statement is not misleading. Rather, what is misleading is Kroger's suggestion, in the bold introduction to its third objection, that such a recall "may not even have occurred".

The shareholder proposal originally said that the costs "have" been incurred, but the wording was changed to "may" in an attempt to placate Kroger's objection to the statement. Kroger is now trying to use the softened language against the Proponents. Since the original language is the more accurate language, we urge the Staff to find that the phrase "may have been spent" is indeed misleading (by understating the magnitude of the event) and that "have been spent" (the original language) should be substituted for that phrase.

4.

The Proponents statements are true. If the Staff were to so suggest, the Proponents would be willing to add the qualification that the United States is not a signatory to the Biosafety Protocol. However, we do not believe that such an amendment is necessary in light of the fact that the statement conveys to the reader the worldwide concern about genetic engineering rather than an impression that the United States government has expressed such a concern.

Nor is there accuracy in the Company's implication that the US government is not concerned about genetically engineered crops. There currently exists regulation of such crops and on February 21, 2002, The National Academy of Science issued a 342 page study ("Environmental Effects of Transgenic Plants: The Scope and Adequacy of Regulation"), which it had conducted for the Department of Agriculture. The opening two paragraphs of the press release that accompanied the report stated:

> The U.S. Department of Agriculture should more rigorously review the potential environmental effects of new transgenic plants before approving them for commercial use, says a new report from the National Academies' National Research Council. The committee that wrote the report also said the public should

be more involved in the review process and that ecological testing and monitoring should continue after transgenic plants have entered the marketplace.

Appropriate environmental risk analysis and public acceptance of transgenic plants depend on a federal regulatory system and culture that communicates to society the seriousness with which potential environmental risks are being addressed, the report emphasizes.

5.

The Proponents' shareholder proposal states that there is "scientific *concern*" that genetically engineered food "*may* be harmful". It then cites several examples which show this concern, including a number of scientific studies. (See also the National Academy of Science report referred to above.) Nothing the Company says in its letter in any way impugns these studies nor shows that anything stated by the Proponents is either false or misleading. Accord, E.I. du Pont de Nemours and Company (March 3, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000);

6.

If the Proponents specified the label, the Company would argue that there was micro-management and that the proposal could be excluded under (i)(7).

We are confident that management is able enough to create appropriate labels. See Safeway Inc. (March 23, 2000). The only question is whether they are not only able, but also willing.

The Company is inaccurate in characterizing the proposal as calling for a "warning" to be placed on the product. The proposal's request is similar to the current label requirements that ingredients be listed on that label. The listing of ingredients, including the identification of any that are genetically engineered, does not constitute a "warning".

Furthermore, Kroger falsely implies that it would be illegal for it to label its products by identifying genetically engineered ingredients. The draft guidance issued by the Food and Drug Administration that was cited by the Company specifically recognized "that some manufacturers may want to give informative statements on labels. . . [of] foods that contain ingredients produced from bioengineered foods", and, indeed, suggested several possible wordings for such labels.

Even more puzzling is the Company's strange and rather outlandish discussion of store signs. One would think that a request to label a product is simply a request to label a product. Kroger is clearly grasping at straws.

7.

More straw grasping.

The use of the feasible phrase is clearly to allow flexibility in instances where it may be difficult or impossible to know for certain that a product does not contain genetically engineered ingredients. If the Company objects to the phrase "where feasible", the Proponents are more than willing to remove it.

8.

The Company appears to be setting forth its statement in opposition to the proposal. This it is free to do, but the proper place for that is in the proxy statement. The Proponents, however, are under no obligation to set forth substantive arguments against its own proposal.

Rule 14a-8(i)(6)

This argument is simply a rehash of the "vagueness" arguments made under (i)(3). But placing the identical flawed arguments under (i)(6) does nothing to change the fact that they are absolutely devoid of merit.

A virtually identical argument made by Kroger was rejected by the Staff two years ago. The Kroger Co. (April 12, 2000). The present repetition of that argument is entitled to no greater weight. See also Bestfoods (February 12, 2000); The Coca-Cola Company (February 7, 2000); McDonald's Corporation (March 22, 2000); Philip Morris Companies Inc. (February 9, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000); Sysco Corporation (August 30, 2000).

Rule 14a-8(i)(7)

Similar arguments were made by numerous issuers, including Kroger, two years ago and were properly rejected by the Staff. The Kroger Co. (April 12, 2000). Accord, PepsiCo, Inc. (January 24, 2000); Bestfoods (February 12, 2000); The Coca-Cola Company (February 7, 2000); E.I. du Pont de Nemours and Company (March 3, 2000); Kellogg Company (March 11, 2000); McDonald's Corporation (March 22, 2000); Philip Morris Companies Inc. (February 9, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000); Sysco Corporation (August 30, 2000).

For a detailed statement as to why such proposals raise significant policy issues, please see the letter from the undersigned on behalf of the proponents in PepsiCo, Inc. (January 24, 2000).

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's *no action request*. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 or at 941-349-6164 (from April 3 thru April 19) with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru April 1 at 949-854-1620 (at 941-349-6164 from April 2 through April 19). Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce M. Gack
All proponents
Margaret Weber
Sister Pat Wolf

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

5770 Midnight Pass Road
Siesta Key, Sarasota, Florida 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com


March 29, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Co.

Via fax

Dear Sir/Madam:

In late 2001, Walden/BBT Domestic Social Index Fund, the Jessie Smith Noyes Foundation, the Foundation for Deep Ecology, The Educational Foundation of America, the Sisters of St. Dominic and the Sisters of Mercy Regional Community of Detroit (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Kroger Co. (hereinafter referred to as "Kroger" or the "Company"), jointly submitted a shareholder proposal to Kroger. The Proponents' shareholder proposal requests the Company to so label its "private label" food products, or any other food product which it manufactures, if the product contains genetically engineered ingredients. On February 19, 2002, Kroger forwarded a no-action letter request to the Securities & Exchange Commission. On March 22, 2002, the undersigned submitted a letter to the Commission outlining the reasons why the Company's request should be denied.

The purpose of this letter is to supplement our letter of March 22 with respect to one statement that appears in the Proponents' shareholder proposal. That statement (sixth bullet point of the first paragraph of the supporting statement) is that the recall of Starlink corn may have cost hundreds of millions of dollars. Support for that statement was given as point 3 of Section 14a-8(i)(3) of our letter of March 22 (on pages 4-6).

---

In addition to the authorities cited on pages 4-6 of our earlier letter, the Proponents' statement is also supported by the following additional authorities:

a.

In its edition of November 3, 2001, the opening sentence of an article in *The Wall Street Journal* stated:

> The recall of StarLink genetically modified corn could cost companies all along the food chain hundreds of millions of dollars as they attempt to find, retrieve and replace products that used the corn.
>
> The report went on to say:
>
> French pharmaceutical concern Aventis estimates that it will spend from $100 million to $1 billion on the 25 cents-per-bushel "service fee" to buy the StarLink crop back from growers. "But it's still not clear how that cost will be divided between Aventis, the seed companies who licensed the StarLink technology and insurers for everybody involved," said Gerhard Waitz, a company spokesman.
>
> A subsequent paragraph also stated:
>
> Tricon Global Restaurants Inc. said October same-store sales fell 12% at its Taco Bell chain, partly because of the StarLink recall.

b.

The effect on Tricon was also noted in an article (Reuters dateline) that appeared in *The New York Times* on June 9, 2001:

> Tricon Global Restaurants Inc., the owner of the Taco Bell, KFC and Pizza Hut restaurant chains, said yesterday that the owners of Taco Bell franchises would be paid $60 million to make up for business that was lost when a scare related to genetically modified corn turned away consumers. Tricon and an association representing the franchisees reached an agreement with the suppliers of the company's taco shells. The accord calls for the suppliers to compensate the franchisees with an amount based on the number of restaurants each owns. Tricon, which is forgoing payment for its company-owned Taco Bell units, did not identify the suppliers.

c.

A similar report with a Bloomberg News dateline appeared on the same date in *The Dallas Morning News*:

> Tricon Global Restaurants Inc. said Friday that its suppliers have agreed to pay Taco Bell franchisees $ 60 million for sales lost after a recall last year of taco shells containing genetically altered corn.

d.

The *Grand Forks Herald*, in an article on September 18, 2001, datelined Des Moines, Iowa, stated:

> The developer of StarLink corn has paid $9.2 million in premiums and compensation to Iowa elevators and farmers who lost money when the unapproved corn variety was found in the grain supply. Payments by StarLink's maker, Aventis CropScience, could top $10 million, said Steve Moline, an assistant Iowa attorney general told The Des Moines Register in a copyright story. On average, Iowa farmers have received $5,528 and elevators $4,616 for StarLink claims. Given the discounts in the market that developed for StarLink corn, the payments are right where we expected them to be, Moline said. . . . More than 400 Iowa claims still await payment. Aventis CropScience officials have declined to say how much has been paid to the 17 states where claims have been made. However, the parent company Aventis SA took a charge of $90 million in its fourth quarter last year to cover the cost of the StarLink recall. Attorneys general from Oklahoma, Alabama, Connecticut, Illinois, Kentucky, Maryland, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, South Dakota and Tennessee had filed claims.

e.

The Associated Press reported on February 27, 2001:

> Aventis officials decline to say how much has been paid in compensation, but Aventis SA, the French drug maker that owns Aventis CropScience, took a charge of $90 million in its fourth quarter last year to cover costs from the StarLink recall.

f.

An article in *The New York Times* on December 11, 2000, entitled "Gene-Altered

Corn Changes Dynamics of Grain Industry", which carried a Cedar Rapids, Iowa, dateline, stated that the Starlink "controversy could cost the company [Aventis] several hundred million dollars".

g.

The February 19, 2001, edition of *Fortune* magazine stated that "Aventis executives don't argue with assertions that the debacle may cost the company hundreds of millions of dollars".

h.

*The Star Tribune* (Minneapolis) on April 30, 2001, stated:

> The costs of sorting StarLink out of last year's harvest haven't been tallied, but experts estimate they also will run hundreds of millions of dollars in Minnesota.

i.

Statements that the recall would cost "hundreds of millions of dollars" have also appeared in *The News and Observer* (Raleigh, N.C.) on November 16, 2000 and *The Wall Street Journal* on November 3, 2000.

---

The above authorities indicate that the Starlink recall cost Aventis alone several hundred million dollars, a fact that is not denied by Aventis officials. (See item g, above.) Indeed, one of the most recent articles (in *The Wall Street Journal* of November 3, 2001) states that the cost to Aventis could go as high as a billion dollars just in buying Starlink corn from farmers. Also identified above are costs incurred by restaurants, such as Tricon, where its franchisees were paid $60 million for loss of business. (See items b and c above.) This did not include damages suffered by Tricon itself from loss of business at its directly owned restaurants. We also call the Staff's attention to the various parties, such as corn millers, whose losses were described in our letter of March 22, 2002.

---

In conclusion, we reaffirm our request that the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at, from April 3 thru April 19, 941-349-6164 (thru April 1 at 949-854-1590) with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru April 1 at

949-854-1620 (at 941-349-6164 from April 2 through April 19). Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru April 19 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce M. Gack
All proponents
Margaret Weber
Michael Passoff
Sister Pat Wolf

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

5770 Midnight Pass Road
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com


April 12, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Co, Inc.

Via fax

Dear Sir/Madam:

The Walden/BBT Domestic Social Index Fund, the Jessie Smith Noyes Foundation, the Foundation for Deep Ecology, The Educational Foundation of America, the Sisters of St. Dominic and the Sisters of Mercy Regional Community of Detroit (who are jointly referred to hereafter as the "Proponents") have jointly submitted a shareholder proposal to The Kroger Co. (hereinafter referred to as "Kroger" or the "Company") for inclusion in Kroger's year 2002 proxy statement. On behalf of the Proponents, this letter is to inform you that we believe that Kroger's proposed "Statement in Opposition" to the Proponents' shareholder proposal (hereinafter referred to as the "Proposed Statement"), if published in its present form, will violate Rule 14a-9. A copy of the Company's Proposed Statement is enclosed with this letter as Exhibit A.

## BACKGROUND

The Proponents' shareholder proposal requests the Company to so label its "private label" food products, or any other food product which it manufactures, if the product contains genetically engineered ingredients. The proposal is limited to those products either manufactured *by* Kroger itself or manufactured expressly *for* Kroger (private label). It does not apply to other products which Kroger sells but which it does not manufacture.

According to the Company's 10-K for 2000, Kroger is a major manufacturer of food products. On page 2 of the 10-K, Kroger states that "the Company operated 42 manufacturing plants. These plants consisted of 15 dairies, 12 deli or bakery plants, five grocery product plants, five ice cream or beverage plants, three meat plants, and two cheese plants." It is thus apparent that Kroger is not merely a retailer of food products, but also a manufacturer of such products.

In addition, according to Kroger's 10-K, the Company sells more than 5,500 private label products and "Corporate brand products play an important role in the Company's merchandising strategy". (See page 2 of the 10-K.) (Private label products are manufactured specifically for Kroger.)

RULE 14a-9 VIOLATION

Our objection is to the last sentence of the second paragraph of the Company's Proposed Statement.

That sentence states that "as a *retailer*" (emphasis supplies), Kroger has no ability to establish "labeling requirements". This statement appears to be designed to mislead shareholders by deliberately mis-describing the Proponents' shareholder proposal. That proposal does not apply to Kroger's actions as a retailer. Rather, it pertains only to Kroger's actions as a food manufacturer or processor, either when it manufactures itself or has products explicitly manufactured for it.

As noted above, Kroger operates 42 plants at which food products are manufactured. The Proponents' shareholder proposal applies to the products produced by these 42 plants. Also as noted above, Kroger sells more than 5,500 private label products, which are "important" to the Company's merchandising strategy. The Proponents' shareholder proposal applies to these 5,500 products. Kroger's Proposed Statement is misleading in violation of Rule 14a-9 by asserting that the shareholder proposal applies to it in its capacity as a retailer, when it does not; but rather applies to it in its capacity as manufacturer. In that capacity, contrary to the Company's assertion, Kroger most certainly has the ability to establish labeling requirements.

---

In conclusion, we request the Staff to institute an expedited review Kroger's proxy statement prior to its mailing and to inform the Company that mailing the Company's Proposed Statement in its present form will violate Rule 14a-9.

We would appreciate your telephoning the undersigned at (thru April 19) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru April 19 at the same number. After April 20, telephone and fax will be 207-596-6056. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru April 19 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce M. Gack, Esq.
All proponents
Margaret Weber
Michael Passoff
Sister Pat Wolf

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>AGAINST</u> THIS PROPOSAL FOR THE FOLLOWING REASONS:**

A comparable proposal was submitted by the primary proponent at the annual meeting of shareholders in each of the last two years. Both times it was defeated soundly.

We share and actively support our customers' interests in food safety. We also believe consumers have a right to relevant information about the food they buy so that they can make informed purchasing decisions. As a retailer, however, we are neither qualified nor entitled to establish food safety regulations and labeling requirements.

To date, the Food and Drug Administration, the Environmental Protection Agency, the U.S. Department of Agriculture, the World Health Organization, the American Medical Association and the American Dietetic Association generally have endorsed the use of genetic modification and food biotechnology and stand firmly behind their safety. The FDA already requires labeling of genetically engineered foods if the food is significantly changed from its traditional form (for instance, if the nutritional content is altered), or if there is a potential health or safety effect (such as the presence of an allergen). We believe that the FDA's regulations in this area are based on sound scientific principles, and that the FDA possesses the best available safety and risk assessment procedures. Moreover, we believe that the FDA and other regulatory authorities who are charged with protecting the health and safety of the public and the environment are the proper entities, rather than a retailer like Kroger, to evaluate and make judgments about the sale and labeling of genetically engineered products. Kroger complies, and will continue in the future to comply, with all government food labeling regulations.

The proponents seem to suggest that unidentified recalls over the past two years ago in some way were required because ingredients were genetically engineered. In fact, proponents likely are referring to a recall undertaken by Kraft. That recall was not because of genetic modification, but because the corn had been approved only for animal feed but not for human food use.

This proposal is not practicable because Kroger would have serious difficulty determining what constitutes "genetically engineered crops, organisms or products thereof." FDA Commissioner Jane E. Henney, M.D. has stated that virtually all crops have been genetically modified through traditional plant breeding for more than a hundred years. Even if we could determine what constituted "genetically engineered" ingredients, we believe it is currently impracticable for us to identify which of our private label products contain these ingredients. We understand that certain genetically engineered ingredients are so similar to their unmodified counterparts that they are virtually undetectable with current testing techniques. It would be impracticable (even if we had the testing capability) for our quality assurance operations to identify all genetically engineered foods in our private label products and to label them accordingly. Moreover, we do not believe we could require food manufacturers to test for and label genetically engineered ingredients that may be used in our private label products. Therefore, we do not believe it would be possible for Kroger to enforce the policy requested by the proposal.

We also understand that the use of genetic engineering with respect to certain staple foods (such as soybeans) is widespread in the U.S. Even when these foods are produced in unmodified form, under current practices they are combined with other genetically engineered foods during storage and distribution, making it extremely difficult, if not impossible, for us to obtain these staple foods, in an unmodified or uncombined form, in sufficient quantities for sale or processing of private label food products.

If we were to label all of our private label products as possibly, but not necessarily, containing genetically engineered ingredients, we would face additional problems. Labeling a product to say that it "may" contain genetically engineered ingredients would not advance the consumer's ability to make an informed choice, would create confusion and likely would place Kroger's products at a competitive disadvantage. Because other products would not be required to carry the same label information, consumers who are concerned about genetically engineered ingredients might choose a competing product which itself might contain genetically engineered ingredients but not be so labeled while the Kroger label product would be labeled as "possibly" containing genetically engineered ingredients even if it did not. Moreover, because private label products are intended generally to provide a lower-priced alternative to national brand items, they tend to follow the national brands regarding product specifications and in response to consumer trends. Kroger likely would face significant competitive harm if it were required to take a novel position in the market regarding the use and labeling of genetically engineered ingredients in its private label products.

Accordingly we believe that this proposal is impracticable and, even if it could be implemented, could put Kroger at a competitive disadvantage.


PM 3:42

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, SR. PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

April 5,2002
Via Airborne Express
Via Fax (202) 942-9525

Keir Devon Gumbs, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

RE: Shareholder Proposal of Walden/BBT Domestic Social Index Fund, et al. (the "Proponent")

Dear Mr. Gumbs:

On February 19, 2002, The Kroger Co. filed its request for no-action in response to the Proponent's shareholder proposal (the "Proposal") requesting identification and labeling of genetically engineered products. The Proponent filed replies (the "Replies") dated March 22, 2002 and March 29, 2002 (received on March 29, 2002 and April 5, 2002, respectively), and this letter constitutes our response to the Replies.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed are the following:

A. Six copies of this letter;

B. Six copies of the Replies, attached hereto as Exhibit A;

C. One additional copy of this letter along with a self-addressed return envelope in order to return a file-stamped receipt copy of this letter.





**The Proposal is Vague and Misleading in violation of Rule 14a-9 (Rule 14a-8(i)(3))**

In the Replies, Mr. Neuhauser, on behalf of the Proponents, spends a great deal of time rehashing the arguments historically made by proponents in the face of requests for no-action on similar shareholder proposals. *The Kroger Co.* (April 12, 2000); *E.I. du Pont de Nemours and Company* (March 2, 2000); *Kellogg Company* (March 11, 2000); *Safeway Inc.* (March 23, 2000). The Proponents, however, are unable to refute the well-reasoned arguments in *Wal-Mart Stores, Inc.* (April 2, 2001), which request resulted in the issuance by the Staff of a no-action letter.

As previously set forth in our request, the proposal in *Wal-Mart* was substantively **identical to the Proposal,** with the exception that the Proposal indicates that it applies only to identification and labeling of food products sold by Kroger under its corporate private labels (as opposed to all products in *Wal-Mart*), and the Proposal does not request a report to shareholders as it did in *Wal-Mart.* Despite Mr. Neuhauser's attempts to mischaracterize the Proposal as "completely different" from that in *Wal-Mart*, the Proposal is for all intents and purposes the same.

It is true that the company in *Wal-Mart* argued that one of the reasons the proposal was vague and misleading was because the proposal appeared to apply to all products sold by the company, as opposed to simply food products. However, the **numerous other reasons** cited in *Wal-Mart*, and equally applicable to the Proposal, were set forth in our request of February 19, 2001.

Had the Staff concurred with Mr. Neuhauser's suggestion in the Replies that the basis for the determination in *Wal-Mart* simply was because the proponent was unclear whether or not the proposal applied only to food products or to all products, it would have permitted the proponent to revise the proposal. Obviously, the Staff viewed the proposal in *Wal-Mart* as being so vague and misleading that rewriting would not result in cure. **The same flaws exist in the Proposal as existed in the proposal in *Wal-Mart.***

Mr. Neuhauser spends a great deal of time in the Replies furnishing "additional support" for the Proponent's supporting statement references to costs associated with the StarLink recall. That the Proponent desires so desperately to link the widely known recall to genetic engineering of food products is not surprising. If shareholders **believe**, contrary to the facts, that the corn was recalled because it was genetically engineered, and that it was unsafe, they are more likely to vote in favor of the Proposal. In fact, there is no evidence to suggest that StarLink corn posed any safety hazard. It was recalled solely because the producer had not sought and received approval from the FDA to include the corn in products for human consumption.

The Proponents advise in the Replies that they included the phrase "where feasible" to give Kroger the flexibility in instances where "it may be **difficult or impossible to know for certain** that a product does not contain genetically engineered ingredients." This simple statement by the Proponent supports Kroger's contentions contained in its February 19, 2002 letter. The Proponent now acknowledges what Kroger previously stated in its request. Kroger cannot know for certain that a product does not contain genetically engineered ingredients.

**Rules 14a-8(i)(6) and (i)(7) apply**

Kroger lacks the power to implement the Proposal, and the Proposal deals with matters relating to Kroger's ordinary business operations, for all of the reasons contained in our request dated February 19, 2002.

Further, in its past reviews of similar proposals in light of Rule 14a-8(i)(7), the Staff necessarily must have concluded that the Proposal raises significant policy issues. Kroger submits that while the issues dealt with in the Proposal may have been deemed significant policy issues at one time, the Staff should reconsider its position in this regard. We are aware of no case in which similar proposals have been adopted (or have even come close to being adopted) by shareholders at any company.

**The Staff most recently properly has determined that proposals such as the Proposal are inherently vague and misleading**

In its most recent review of a similar shareholder proposal, the Staff properly determined that the proposal was vague and misleading and could be omitted by virtue of Rule 14a-8(i)(3). *Wal-Mart Stores, Inc.* (April 2, 2001). Not surprisingly, the Staff did not permit or require the proponent in *Wal-Mart* to revise the proposal to clarify that it was intended to apply only to food products. That proposal, like the present Proposal, was so inherently misleading that it could not be cured by revision. There is no reason to view the Proposal any differently. As in *Wal-Mart*, the Staff should permit Kroger to omit the Proposal so that shareholders are not misled.

**Conclusion**

For the foregoing reasons, and as more specifically set out in our February 19, 2002, request, Kroger continues to believe that the Proposal properly must be excluded. Please call me at (513) 762-1482 if you require any additional information or wish to discuss this matter further.

Very truly yours,



Bruce M. Gack

cc. Steven Heim
Walden Asset Management
40 Court Street
Boston, MA 02108

I:\Legal\users\1482\1369\shareholder\2002\gmo.doc

Victor De Luca
Jessie Smith Noyes Foundation
6 East 39th Street, 12th Floor
New York, NY 10016

Debra B. Ryker
Foundation for Deep Ecology
Building 1062, Ft. Cronkite
Sausalito, CA 94965

Patricia A. Daly
Sisters of St. Dominic
52 Old Swartswood Station Road
Newton, NY 07860-5103

Daine M. Allison
The Educational Foundation of America
35 Church Lane
Westport, CT 06880-3504

Gordon Judd
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336

Exhibit A


# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com




March 22, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Co.

Via fax

Dear Sir/Madam:

I have been asked by the Walden/BBT Domestic Social Index Fund, the Jessie Smith Noyes Foundation, the Foundation for Deep Ecology, The Educational Foundation of America, the Sisters of St. Dominic and the Sisters of Mercy Regional Community of Detroit (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Kroger Co. (hereinafter referred to as "Kroger" or the "Company"), and who have jointly submitted a shareholder proposal to Kroger, to respond to the letter dated February 19, 2002, sent to the Securities & Exchange Commission by the Company, in which Kroger contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(6), 14a-8(i)(7) and Rule 14a-8(i)(3),

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Kroger's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

-------------------------

The Proponents' shareholder proposal requests the Company to so label its "private label" food products, or any other food product which it manufactures, if the product contains genetically engineered ingredients.

According to the Company's 10-K for 2000, Kroger sells more than 5,500 private label products and "Corporate brand products play an important role in the Company's merchandising strategy". (See page 2 of the 10-K.)

In addition to its retail outlets, Kroger is a major manufacturer of food products. According to page 2 of the 10-K, "the Company operated 42 manufacturing plants. These plants consisted of 15 dairies, 12 deli or bakery plants, five grocery product plants, five ice cream or beverage plants, three meat plants, and two cheese plants."

At Kroger's 2001 annual meeting, a similar proposal received more than 15% of the votes cast for (91,293,000) or against (506,219,000) the proposal.

---

Rule 14a-8(i)(3)

The Company has attempted to argue that the Proponents' shareholder proposal is "inherently vague and indefinite" and cites in support of its position the Staff's ruling last year in Wal-Mart Stores, Inc. (April 2, 2001). The only difficulty with Kroger's argument is that the proposal in Wal-Mart was a completely different proposal. In Wal-Mart, the proposal was not limited to products manufactured by or for Wal-Mart, as is the Proponents' shareholder proposal. The Wal-Mart proposal was applicable not only to all food products, but was so worded as to apply to all products sold by Wal-Mart, including non-food products. Nevertheless, in Wal-Mart, the proponent's argumentation for its proposal focused exclusively on food products. In that context, Wal-Mart's primary argument was stated by it as follows:

> The Proposal is misleading because it implies that it would only affect the sale of food products. If adopted by Wal-Mart's shareholders, the Proposal would require that Wal-Mart remove every product that is or contains "genetically engineered crops, organisms or products thereof from all products sold or manufactured by the company...." As a close reading of the Proposal will indicate, this Proposal relates not just to food products, but to all products that contain any genetically engineered crop or organism. If adopted, the Proposal would require Wal-Mart to discontinue sale of a substantial portion of its merchandise, not just the food products sold by Wal-Mart. Despite the fact that the Proposal relates to any product containing a product of a genetically engineered crop or organism, the Proponent starts the Proposal by making numerous assertions concerning genetically engineered food products.

In that context, it is not surprising that the Staff found the Wal-Mart proposal to be "vague and indefinite" since it was unclear whether the shareholders would be voting on a proposal applicable to all Wal-Mart products or just to food products sold by Wal-Mart.

No such ambiguity applies to the Proponents' shareholder proposal. It is clearly limited not only to food products, but to those food products manufactured by or for Kroger. The Proponents' shareholder proposal is explicit in what it covers and is in no way "inherently vague and indefinite". On the contrary, Kroger would easily be able to determine with certainty what actions it would need to take in order to implement the Proponents' proposal.

In addition, we have the following comments with respect to the eight specific objections raised by the Company. (It should be noted that most of this information was previously supplied to the Company in January in response to Kroger's January 10, 2002, request for such documentation.)

1.

The Company argues that the phrase "genetically engineered crops" is uncertain in meaning. Nothing can be further from the truth. The identical argument was made by Kroger itself two years ago and was quite properly rejected by the Staff. <u>The Kroger Co.</u> (April 12, 2000). A virtually identical argument was also rejected by the Staff in <u>E.I. du Pont de Nemours and Company</u> (March 2, 2000), in <u>Kellogg Company</u> (March 11, 2000) and in <u>Safeway Inc.</u> (March 23, 2000). In connection with the <u>du Pont</u> no-action request, the undersigned submitted the following, which is as equally applicable today as it was two years ago:

> The company is busy trying to manufacture uncertainty where none exists. The term "genetically engineered" has a well defined meaning which does not include the classic hybrids developed without gene splicing by Pioneer Hi-Bred 70 years ago. The FDA uses the terms "genetically engineered", "biotechnology" and "bioengineered" all without further definition on its web page. The FDA has authored a four page consumer article, to be found on its web page, entitled "Genetic Engineering: Fast Forwarding to Future Foods" which describes "genetic engineering" as "a process that allows plant breeders to modify the genetic makeup of a plant species". If the Staff so desires, we would be happy to include such a definition in the proposal. However, since the term "genetic engineering" is in common parlance and, especially in light of the enormous public discussion of the issue which has taken place during the past several months [now several years], we cannot believe that a reasonable shareholder would be uncertain as to what the term means.

We note further that Dr. Henney, quoted by the Company, referred to "genetically *modified*" crops, not "generically *engineered*" crops, the term used by the Proponents. This distinction is crucial, as was recognized by the U.S. Food and Drug Administration in its January, 2001, Guidance for Voluntary Labeling, cited by Kroger on page 6 of its letter, which stated:

> "Genetic modification" means the alteration of the genotype of a plant using any technique, new or traditional.

No rational reason appears which would cause the staff to reach a conclusion different from the one that it reached two years ago in The Kroger Co. (April 12, 2000).

2.

The following United States retailers have committed to removing genetically engineered ingredients from their store-brand products: Genuardi's Family Markets, Whole Foods Market Inc., Wild Oats Markets, Inc. and Trader Joe's.

European retailers include, in England, J. Stansbury, Marks & Spencer and Tesco; in France, Carrefour, Auchan and Systeme U; in Germany, Rewe, Edeka, Aldi and Tengelmann; in Switzerland, Migros; in Belgium, Delhaize; in Ireland, Superquinn; and in Italy, Effelunga. The actions taken by these major retailers were taken voluntarily and were not compelled by the EU or the national governments. Indeed, Migos operates in Switzerland, where it is that country's largest food chain, a nation that is not part of the EU. These retailers have acted in response to consumer concerns, not government decree.

We do not believe that it is necessary to enumerate, or otherwise describe, these stores in the proposal, but if the Staff were to disagree, we would be pleased to conform the proposal to the Staff's view.

3.

The following appears on page F-18 of the 20-F for the year ended December 31, 2000, of Gruma SA describing the results of contamination of flour for human consumption with Starlink, a genetically engineered corn, at its Plainview, Texas, plant:

> In September 2000, the Company learned that some products made with yellow corn flour manufactured by the Company were found to contain traces of Starlink DNA, indicating that the products may have contained Starlink. Starlink is a genetically modified organism approved by U.S. government agencies for animal feed, but not for human consumption. Shortly thereafter, the Company voluntarily recalled all of their yellow corn products and ceased manufacturing products made with yellow corn. During the voluntary product recall, the Company incurred significant costs primarily related to raw material and finished goods inventories on hand that will not be sold for human consumption, return of yellow corn products sold to customers for credit or replacement with white corn

> products, unusable packaging material, laboratory testing fees and other legal and consulting fees. The Company also has outstanding commitments to purchase yellow corn amounting to U.S.$13,154 (Ps.126,278) [figures are in thousands] at December 31, 2000. . . .
>
> As a result of possible Starlink contamination, a number of lawsuits against the Company and other defendants have been filed in which the plaintiffs allege some damage from buying yellow corn products that are suspected to have contained Starlink. These plaintiffs are seeking to have their claims certified as class actions.

*The Grocer*, an industry publication, in its issue of November 11, 2001, stated that the cost of the Starlink recall has been estimated in the hundreds of millions of dollars. The article in that publication stated:

> Testing, recalling and replacing products containing the banned biotech corn StarLink could cost US food companies hundreds of millions of dollars.
>
> Almost 300 products are being recalled from supermarkets and foodservice outlets after it emerged the corn, which has only been approved for animal feed and industrial purposes, has found its way into taco shells, tortilla chips and tostados on sale at Wal-Mart, Safeway, Albertson's, *Kroger* and Food Lion. [Emphasis supplied.]

The opening paragraph in a story, which appeared in the January 9, 2001, edition of *The Toronto Star* reported:

> The StarLink controversy in the United States could cost the food industry billions of dollars and has thrown the future of genetically modified foods into doubt, a report by a food industry consultant says.

The consultant referred to is Don Westfall of Promer International, a consultant to the food industry whose website lists numerous clients, including, *inter alia*, Aventis, ConAgra, General Mills, Heinz, Kellogg, Monsanto, Nabisco and Quaker Oats.

The article also stated:

> France-based Aventis said it would spend $100 million (U.S.) buying back the corn from farmers and food companies.

The website of the Agroecology/Sustainable Agriculture Program at the University of Illinois (part of the College of Agricultural, Consumer and Environmental Sciences at the University states:

> In mid-January 2001 Aventis CropScience agreed to continue its compensation of growers for their StarLink corn and adjacent buffer-zone corn. It

also agreed to compensate growers whose corn was affected by drifting StarLink pollen. Additionally, growers may be reimbursed for "excess transportation or storage costs" beyond those of feeding affected grain on-farm. This agreement, which was reached by Aventis and attorneys general from 17 states, including Illinois, does not prevent farmers or other individuals from suing the company. However, it does give state officials the opportunity to intervene if Aventis fails to follow through with its promises. (See "What options are available to farmers who grew StarLink?" for more information.) Industry analysts estimate that this will cost Aventis CropScience from $100 million to $1 billion.

In light of the above references to costs to the flour miller (Gruma) and to the developer of the GE seed (Adventis), as well as to industry observers, it is clear that the Proponents statement is not misleading. Rather, what is misleading is Kroger's suggestion, in the bold introduction to its third objection, that such a recall "may not even have occurred".

The shareholder proposal originally said that the costs "have" been incurred, but the wording was changed to "may" in an attempt to placate Kroger's objection to the statement. Kroger is now trying to use the softened language against the Proponents. Since the original language is the more accurate language, we urge the Staff to find that the phrase "may have been spent" is indeed misleading (by understating the magnitude of the event) and that "have been spent" (the original language) should be substituted for that phrase.

4.

The Proponents statements are true. If the Staff were to so suggest, the Proponents would be willing to add the qualification that the United States is not a signatory to the Biosafety Protocol. However, we do not believe that such an amendment is necessary in light of the fact that the statement conveys to the reader the worldwide concern about genetic engineering rather than an impression that the United States government has expressed such a concern.

Nor is there accuracy in the Company's implication that the US government is not concerned about genetically engineered crops. There currently exists regulation of such crops and on February 21, 2002, The National Academy of Science issued a 342 page study ("Environmental Effects of Transgenic Plants: The Scope and Adequacy of Regulation"), which it had conducted for the Department of Agriculture. The opening two paragraphs of the press release that accompanied the report stated:

> The U.S. Department of Agriculture should more rigorously review the potential environmental effects of new transgenic plants before approving them for commercial use, says a new report from the National Academies' National Research Council. The committee that wrote the report also said the public should

be more involved in the review process and that ecological testing and monitoring should continue after transgenic plants have entered the marketplace.

Appropriate environmental risk analysis and public acceptance of transgenic plants depend on a federal regulatory system and culture that communicates to society the seriousness with which potential environmental risks are being addressed, the report emphasizes.

5.

The Proponents' shareholder proposal states that there is "scientific *concern*" that genetically engineered food "*may* be harmful". It then cites several examples which show this concern, including a number of scientific studies. (See also the National Academy of Science report referred to above.) Nothing the Company says in its letter in any way impugns these studies nor shows that anything stated by the Proponents is either false or misleading. Accord, E.I. du Pont de Nemours and Company (March 3, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000);

6.

If the Proponents specified the label, the Company would argue that there was micro-management and that the proposal could be excluded under (i)(7).

We are confident that management is able enough to create appropriate labels. See Safeway Inc. (March 23, 2000). The only question is whether they are not only able, but also willing.

The Company is inaccurate in characterizing the proposal as calling for a "warning" to be placed on the product. The proposal's request is similar to the current label requirements that ingredients be listed on that label. The listing of ingredients, including the identification of any that are genetically engineered, does not constitute a "warning".

Furthermore, Kroger falsely implies that it would be illegal for it to label its products by identifying genetically engineered ingredients. The draft guidance issued by the Food and Drug Administration that was cited by the Company specifically recognized "that some manufacturers may want to give informative statements on labels. . . [of] foods that contain ingredients produced from bioengineered foods", and, indeed, suggested several possible wordings for such labels.

Even more puzzling is the Company's strange and rather outlandish discussion of store signs. One would think that a request to label a product is simply a request to label a product. Kroger is clearly grasping at straws.

7.

More straw grasping.

The use of the feasible phrase is clearly to allow flexibility in instances where it may be difficult or impossible to know for certain that a product does not contain genetically engineered ingredients. If the Company objects to the phrase "where feasible", the Proponents are more than willing to remove it.

8.

The Company appears to be setting forth its statement in opposition to the proposal. This it is free to do, but the proper place for that is in the proxy statement. The Proponents, however, are under no obligation to set forth substantive arguments against its own proposal.

Rule 14a-8(i)(6)

This argument is simply a rehash of the "vagueness" arguments made under (i)(3). But placing the identical flawed arguments under (i)(6) does nothing to change the fact that they are absolutely devoid of merit.

A virtually identical argument made by Kroger was rejected by the Staff two years ago. The Kroger Co. (April 12, 2000). The present repetition of that argument is entitled to no greater weight. See also Bestfoods (February 12, 2000); The Coca-Cola Company (February 7, 2000); McDonald's Corporation (March 22, 2000); Philip Morris Companies Inc. (February 9, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000); Sysco Corporation (August 30, 2000).

Rule 14a-8(i)(7)

Similar arguments were made by numerous issuers, including Kroger, two years ago and were properly rejected by the Staff. The Kroger Co. (April 12, 2000). Accord, PepsiCo, Inc. (January 24, 2000); Bestfoods (February 12, 2000); The Coca-Cola Company (February 7, 2000); E.I. du Pont de Nemours and Company (March 3, 2000); Kellogg Company (March 11, 2000); McDonald's Corporation (March 22, 2000); Philip Morris Companies Inc. (February 9, 2000); The Quaker Oats Company (March 28, 2000); Safeway Inc. (March 23, 2000); Sysco Corporation (August 30, 2000).

For a detailed statement as to why such proposals raise significant policy issues, please see the letter from the undersigned on behalf of the proponents in PepsiCo, Inc. (January 24, 2000).

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 or at 941-349-6164 (from April 3 thru April 19) with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru April 1 at 949-854-1620 (at 941-349-6164 from April 2 through April 19). Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce M. Gack
All proponents
Margaret Weber
Sister Pat Wolf

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

5770 Midnight Pass Road
Siesta Key, Sarasota, Florida 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com



March 29, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to The Kroger Co.

Via fax

Dear Sir/Madam:

In late 2001, Walden/BBT Domestic Social Index Fund, the Jessie Smith Noyes Foundation, the Foundation for Deep Ecology, The Educational Foundation of America, the Sisters of St. Dominic and the Sisters of Mercy Regional Community of Detroit (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of The Kroger Co. (hereinafter referred to as "Kroger" or the "Company"), jointly submitted a shareholder proposal to Kroger. The Proponents' shareholder proposal requests the Company to so label its "private label" food products, or any other food product which it manufactures, if the product contains genetically engineered ingredients. On February 19, 2002, Kroger forwarded a no-action letter request to the Securities & Exchange Commission. On March 22, 2002, the undersigned submitted a letter to the Commission outlining the reasons why the Company's request should be denied.

The purpose of this letter is to supplement our letter of March 22 with respect to one statement that appears in the Proponents' shareholder proposal. That statement (sixth bullet point of the first paragraph of the supporting statement) is that the recall of Starlink corn may have cost hundreds of millions of dollars. Support for that statement was given as point 3 of Section 14a-8(i)(3) of our letter of March 22 (on pages 4-6).

---

In addition to the authorities cited on pages 4-6 of our earlier letter, the Proponents' statement is also supported by the following additional authorities:

a.

In its edition of November 3, 2001, the opening sentence of an article in *The Wall Street Journal* stated:

> The recall of StarLink genetically modified corn could cost companies all along the food chain hundreds of millions of dollars as they attempt to find, retrieve and replace products that used the corn.

The report went on to say:

> French pharmaceutical concern Aventis estimates that it will spend from $100 million to $1 billion on the 25 cents-per-bushel "service fee" to buy the StarLink crop back from growers. "But it's still not clear how that cost will be divided between Aventis, the seed companies who licensed the StarLink technology and insurers for everybody involved," said Gerhard Waitz, a company spokesman.

A subsequent paragraph also stated:

> Tricon Global Restaurants Inc. said October same-store sales fell 12% at its Taco Bell chain, partly because of the StarLink recall.

b.

The effect on Tricon was also noted in an article (Reuters dateline) that appeared in *The New York Times* on June 9, 2001:

> Tricon Global Restaurants Inc., the owner of the Taco Bell, KFC and Pizza Hut restaurant chains, said yesterday that the owners of Taco Bell franchises would be paid $60 million to make up for business that was lost when a scare related to genetically modified corn turned away consumers. Tricon and an association representing the franchisees reached an agreement with the suppliers of the company's taco shells. The accord calls for the suppliers to compensate the franchisees with an amount based on the number of restaurants each owns. Tricon, which is forgoing payment for its company-owned Taco Bell units, did not identify the suppliers.

c.

A similar report with a Bloomberg News dateline appeared on the same date in *The Dallas Morning News*:

> Tricon Global Restaurants Inc. said Friday that its suppliers have agreed to pay Taco Bell franchisees $ 60 million for sales lost after a recall last year of taco shells containing genetically altered corn.

d.

The *Grand Forks Herald,* in an article on September 18, 2001, datelined Des Moines, Iowa, stated:

> The developer of StarLink corn has paid $9.2 million in premiums and compensation to Iowa elevators and farmers who lost money when the unapproved corn variety was found in the grain supply. Payments by StarLink's maker, Aventis CropScience, could top $10 million, said Steve Moline, an assistant Iowa attorney general told The Des Moines Register in a copyright story. On average, Iowa farmers have received $5,528 and elevators $4,616 for StarLink claims. Given the discounts in the market that developed for StarLink corn, the payments are right where we expected them to be, Moline said. . . . More than 400 Iowa claims still await payment. Aventis CropScience officials have declined to say how much has been paid to the 17 states where claims have been made. However, the parent company Aventis SA took a charge of $90 million in its fourth quarter last year to cover the cost of the StarLink recall. Attorneys general from Oklahoma, Alabama, Connecticut, Illinois, Kentucky, Maryland, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, South Dakota and Tennessee had filed claims.

e.

The Associated Press reported on February 27, 2001:

> Aventis officials decline to say how much has been paid in compensation, but Aventis SA, the French drug maker that owns Aventis CropScience, took a charge of $90 million in its fourth quarter last year to cover costs from the StarLink recall.

f.

An article in *The New York Times* on December 11, 2000, entitled "Gene-Altered

Corn Changes Dynamics of Grain Industry", which carried a Cedar Rapids, Iowa, dateline, stated that the Starlink "controversy could cost the company [Aventis] several hundred million dollars".

g.

The February 19, 2001, edition of *Fortune* magazine stated that "Aventis executives don't argue with assertions that the debacle may cost the company hundreds of millions of dollars".

h.

*The Star Tribune* (Minneapolis) on April 30, 2001, stated:

> The costs of sorting StarLink out of last year's harvest haven't been tallied, but experts estimate they also will run hundreds of millions of dollars in Minnesota.

i.

Statements that the recall would cost "hundreds of millions of dollars" have also appeared in *The News and Observer* (Raleigh, N.C.) on November 16, 2000 and *The Wall Street Journal* on November 3, 2000.

---

The above authorities indicate that the Starlink recall cost Aventis alone several hundred million dollars, a fact that is not denied by Aventis officials. (See item g, above.) Indeed, one of the most recent articles (in *The Wall Street Journal* of November 3, 2001) states that the cost to Aventis could go as high as a billion dollars just in buying Starlink corn from farmers. Also identified above are costs incurred by restaurants, such as Tricon, where its franchisees were paid $60 million for loss of business. (See items b and c above.) This did not include damages suffered by Tricon itself from loss of business at its directly owned restaurants. We also call the Staff's attention to the various parties, such as corn millers, whose losses were described in our letter of March 22, 2002.

---

In conclusion, we reaffirm our request that the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at, from April 3 thru April 19, 941-349-6164 (thru April 1 at 949-854-1590) with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru April 1 at

949-854-1620 (at 941-349-6164 from April 2 through April 19). Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru April 19 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Bruce M. Gack
All proponents
Margaret Weber
Michael Passoff
Sister Pat Wolf

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2002

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: The Kroger Co.
Incoming letter dated February 19, 2002

The proposal requests that, unless long-term safety testing demonstrates that genetically engineered crops, organisms or products thereof are not harmful to humans, animals and the environment, the board adopt a policy to identify and label, where feasible, all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically engineered ingredients.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(7). We note that the proposal appears to raise significant policy issues that are beyond the ordinary business operations of Kroger. Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Lillian K. Cummins
Attorney-Advisor